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Exhibit (a)(12)

Contact: Edward T. McCarthy
D.F. King & Co., Inc.

FOR IMMEDIATE RELEASE

MANTICORE ANNOUNCES EXPIRATION
OF OLD STONE TENDER OFFER

        NEW YORK, New York—June 4, 2003—Manticore Properties II, L.P. ("Manticore") announced today the expiration of its tender offer to purchase up to 3,813,591 Common Shares of Old Stone Corporation (OSTN) and up to 478,080 Preferred Shares of Old Stone Corporation at a price of $1.00 per Common Share, in cash, and $10.00 per Preferred Share, in cash.

        The depositary for the offer has advised Manticore that, as of the expiration of the offer at 12:00 midnight, New York City time, on Tuesday, June 3, 2003, an aggregate of approximately 253,256 Common Shares and 38,502 Preferred Shares were tendered to Manticore pursuant to the offer, including approximately 2,285 Common Shares and 320 Preferred Shares delivered through notices of guaranteed delivery.

        Manticore announced that it will purchase all Common Shares and Preferred Shares validly tendered into the offer. Payment for validly tendered Shares will be made promptly.

        Any questions with regard to the tender offer may be directed to D.F. King & Co., Inc., the Information Agent, at (800) 549-6650.

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MANTICORE ANNOUNCES EXPIRATION OF OLD STONE TENDER OFFER